UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 333-256177

Cellebrite DI Ltd.

(Exact name of registrant as specified in its charter)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 30, 2021 (the “Closing Date”), Cellebrite DI Ltd., a company organized under the laws of the State of Israel (“Cellebrite”), consummated its previously announced business combination pursuant to the business combination agreement and plan of merger (the “Business Combination Agreement”), by and among Cellebrite, TWC Tech Holdings II Corp., a Delaware corporation (“TWC”), and Cupcake Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Cellebrite (“Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

(i)     (a) immediately prior to the Effective Time (as defined in the Business Combination Agreement), the outstanding preferred shares of Cellebrite (the “Preferred Shares”) were converted into ordinary shares of Cellebrite (“Ordinary Shares”), (b) immediately following such conversion, Cellebrite effected a stock split (the “Stock Split”) pursuant to which each Ordinary Share was converted into 0.96 Ordinary Shares, based on the methodology set forth in the Business Combination Agreement, (c) immediately prior to the Effective Time, each share of Class B common stock of TWC was automatically converted into one Class A common stock of TWC (each, a “Public Share”) and (d) immediately prior to the Effective Time, the Public Shares and the public warrants of TWC (the “Public Warrants”) comprising each issued and outstanding unit of TWC (each, a “TWC Unit”) were automatically separated and the holders thereof were deemed to hold one (1) Public Share and one-third (1/3) of a Public Warrant in place of each such TWC Unit;

(ii)    at the Effective Time, in accordance with the Delaware General Corporation Law, as amended or restated, Merger Sub merged with and into TWC (the “Merger”) and, as a result of the Merger, the separate corporate existence of Merger Sub ceased and TWC continued as the surviving corporation in the Merger and as a wholly-owned subsidiary of Cellebrite;

(iii)   at the Effective Time, as a result of the Merger, (a) each Public Share was converted into the right to receive one (1) Ordinary Share (the “Per Share Merger Consideration”), (b) each private warrant of TWC and each Public Warrant was converted into a warrant of Cellebrite (each, a “Cellebrite Warrant”), exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Business Combination and (c) each option and restricted stock unit of Cellebrite remains outstanding, subject to adjusted terms to reflect the effect of the Stock Split on Ordinary Shares; and

(iv)   following the Business Combination, holders of Ordinary Shares and vested restricted share units, in each case as of immediately prior to the Effective Time, will be eligible to receive additional Ordinary Shares post-closing upon the achievement of certain trading price targets, or upon a Change of Control (as defined in the Business Combination Agreement) of Cellebrite, before the five (5) year anniversary of the Closing Date.

On April 8, 2021, concurrently with the execution of the Business Combination Agreement, Cellebrite and TWC entered into Share Purchase Agreements with certain accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors committed to purchase Ordinary Shares from certain Cellebrite shareholders at a purchase price of $10.00 per share in an aggregate number equal to 30,000,000 and an aggregate purchase price of $300,000,000 (the “PIPE Investments”).

Following the closing of the PIPE Investments, and after giving effect to redemptions of shares by shareholders of TWC, the transactions described above generated approximately $370 million gross proceeds for Cellebrite.

The Cellebrite Ordinary Shares and the Cellebrite Warrants will be traded on The Nasdaq Stock Market LLC under the symbols “CLBT” and “CLBTW”, respectively.

On August 30, 2021, Cellebrite issued a press release titled, “Cellebrite and TWC Announce Closing of Business Combination.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Cellebrite DI Ltd., dated August 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

By:	/s/ Dana Gerner
Name:	Dana Gerner
Title:	Chief Financial Officer

Date: August 31, 2021

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